UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number: 001-12669

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCBT N.A. Employees’ Savings Plan

950 John C. Calhoun Drive, S. E.

Orangeburg, South Carolina 29115

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCBT FINANCIAL CORPORATION

520 Gervais Street

Columbia, South Carolina 29201

SCBT N.A. Employees’ Savings Plan

Financial Statements with Supplementary Information

December 31, 2010 and 2009 and for the Year Ended December 31, 2010

And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Trustees of the

SCBT N.A. Employees’ Savings Plan

Columbia, South Carolina

We have audited the accompanying statements of net assets available for benefits of the SCBT N.A. Employees’ Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SCBT N.A. Employees’ Savings Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman, LLP

Charlotte, North Carolina

June 28, 2011

SCBT N.A. Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
ASSETS
Cash	$—	$196

Investments, at fair value:
Money market funds	4,503,592	4,238,675
Mutual funds	21,941,060	16,856,672
SCBT Financial Corporation common stock	3,733,143	2,941,617
Total investments	30,177,795	24,036,964

Receivables:
Employer’s contribution	771,040	325,273
Participants’ contributions	119,962	71,469
Total receivables	891,002	396,742

Total assets	31,068,797	24,433,902

Net assets available for benefits	$31,068,797	$24,433,902

The accompanying notes are an integral part of the financial statements.

SCBT N.A. Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,649,973
Interest	2,730
Dividends	622,820
Total investment income	3,275,523

Contributions:
Employer’s	771,040
Participants’	2,865,096
Rollovers	976,814
Total contributions	4,612,950
Total additions	7,888,473

Deductions from net assets attributed to:
Benefits paid to participants	1,225,975
Administrative expenses	27,603
Total deductions	1,253,578

Net increase	6,634,895

Net assets available for benefits:
Balance, beginning of year	24,433,902
Balance, end of year	$31,068,797

The accompanying notes are an integral part of the financial statements.

SCBT N.A. Employees’ Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of the SCBT N.A. Employees’ Savings Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees of SCBT, N.A. (the “Company”), a wholly-owned subsidiary of SCBT Financial Corporation, and all affiliates of the Company who are age twenty-one or older.  The Company’s employees can enter the Plan on the first day of each month after meeting eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The custodian of the Plan is Wilmington Trust Company and the Plan allows participants an array of investment options for retirement savings.

Contributions:

Each year, participants may contribute up to 50% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Previously, the Company was contributing to the Plan based on a fixed matching formula.  For employees who had attained the age of 45 and had at least five vesting years of service as of January 1, 2006, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan up to a maximum matching contribution of 3% of base compensation.  For employees who had not attained the age of 45 or had less than five vesting years of service as of January 1, 2006, the Company contributed 100% of the first 6% of base compensation that a participant contributed.  For employees hired on or after January 1, 2006, the Company contributed 100% of the first 6% of base compensation that a participant contributed. On April 28, 2009 the Plan was amended to eliminate the fixed matching contribution formula and to provide for a discretionary matching contribution formula which became effective on April 1, 2009. The Company temporarily suspended its matching contribution effective April 1, 2009.

Prior to April of 2009, the Company automatically enrolled new employees and deferred 2% of his or her salary within the Plan if he or she did not elect to defer his or her salary by the election date.  Effective April 1, 2009, automatic enrollment into the Plan was suspended.

Effective January 1, 2010 the Company reinstated its matching contribution at 50% of the first 4% of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 2% of base compensation.  Employer contributions may be made annually from current or accumulated net profits.  Both employer and employee contributions are subject to certain limitations based on the Internal Revenue Code (“IRC”).

Participant accounts:

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and allocations of plan earnings or losses.   Each participant’s account is also charged with an allocation of administrative expenses.  Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Note 1 — Description of Plan (continued)

Vesting:

Participants’ accounts are immediately vested in their contributions plus the related earnings.

Employer matching contributions for the accounts of participants hired before January 1, 2006 are fully vested.  The following vesting schedule applies for employer matching contributions for participants hired on or after January 1, 2006:

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A three-year cliff vesting schedule would be in effect for those participants hired on or after January 1, 2006 if the Plan were to become categorized as top-heavy.  An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Forfeitures:

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $35,762 and $18,073, respectively.  These accounts will be used to reduce future employer contributions.  During 2011, forfeitures of $28,326 were used to offset the 2010 employer contributions.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

The Plan provides for various investment options in any combination of SCBT Financial Corporation stock (not to exceed 50% of participant’s account balance), mutual funds, or money market funds. Investment securities are exposed to various risks, such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 2 — Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains or losses on investments sold and unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits:

Benefits are recorded when paid.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Note 3 — Related Party Transactions

Certain Plan investments are shares of SCBT Financial Corporation common stock formerly held by the Plan sponsor’s trust department.   The Plan held common shares of SCBT Financial Corporation of 113,985 shares valued at $3,733,143 and 106,237 shares valued at $2,941,617 at December 31, 2010 and 2009, respectively.  No fees were paid by the Plan to the trust department for the year ended December 31, 2010.  Dividends received from SCBT Financial Corporation common stock totaled $71,472 for the year ended December 31, 2010.

Note 4 — Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 5 — Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC.  The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing.  The IRS has determined and informed the third-party administrator by a letter dated March 31, 2008, that the prototype plan document was designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS approval letter of the standardized prototype plan, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2010.

Under accounting principles generally accepted in the United States, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

Note 6 — Plan Operating Costs

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.  Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Note 7 — Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010	2009

SCBT Financial Corporation common stock, 113,985 and 106,237 shares, respectively	$3,733,143	$2,941,617
Vanguard Money Market Fund, 4,503,592 and 4,238,675 shares, respectively	4,503,592	4,238,675
Harbor Bond Fund, 323,121 and 227,282 shares, respectively	3,909,765	2,759,202
American Funds Growth Fund of America R5, 141,453 and 129,303 shares, respectively	4,298,762	3,527,395
American Funds EuroPacific R5, 67,961 and 59,128 shares, respectively	2,807,459	2,263,430
Vanguard Index 500 Signal Fund, 51,610 and 46,863 shares, respectively	4,938,002	3,974,489

During 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended
December 31,
2010

Mutual funds	$2,098,325
SCBT Financial Corporation common stock	551,648
Net appreciation	$2,649,973

Note 8 — Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1          Observable inputs such as quoted prices in active markets;

Level 2          Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3          Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Note 8 — Fair Value (continued)

SCBT Financial Corporation common stock is valued on a recurring basis at quoted market prices where available.   The common stock is classified within Level 1 of the valuation hierarchy.

Mutual Funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Money Market Funds are public investment vehicles valued using $1 for the NAV.  The money market funds are classified within Level 2 of the valuation hierarchy.

The table below presents the recorded amount of the Plan’s investments measured at fair value on a recurring basis.

	December 31, 2010
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Growth funds	$9,286,662	$9,286,662	$—	$—
Index fund	4,938,002	4,938,002	—	—
Fixed income fund	3,909,765	3,909,765	—	—
Equity income fund	1,529,293	1,529,293	—	—
Value fund	927,769	927,769	—	—
Core fund	1,349,569	1,349,569	—	—
Total mutual funds	21,941,060	21,941,060	—	—

Money market fund	4,503,592	—	4,503,592	—
Common stock - SCBT Financial Corporation	3,733,143	3,733,143	—	—
Total investments	$30,177,795	$25,674,203	$4,503,592	$—

	December 31, 2009
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Growth funds	$7,445,884	$7,445,884	$—	$—
Index fund	3,974,489	3,974,489	—	—
Fixed income fund	2,759,202	2,759,202	—	—
Equity income fund	1,051,083	1,051,083	—	—
Value fund	658,828	658,828	—	—
Core fund	967,186	967,186	—	—
Total mutual funds	16,856,672	16,856,672	—	—

Money market fund	4,238,675	—	4,238,675	—
Common stock - SCBT Financial Corporation	2,941,617	2,941,617	—	—
Total investments	$24,036,964	$19,798,289	$4,238,675	$—

Note 9 — Subsequent Events

On June 17, 2011, the Plan was amended to redefine compensation as it relates to the calculation of the matching contribution. Effective January 1, 2010, compensation includes compensation earned while a temporary employee for purposes of calculating the matching contribution for former Community Bank and Trust (“CBT”) employees that became temporary employees of the Company as a result of the Company’s FDIC-assisted acquisition of CBT and were subsequently hired full-time.

The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements are issued.

Supplementary Information

SCBT N.A. Employees’ Savings Plan

EIN 57-0219408

Plan No.  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,	(d)	Current
(a)	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	SCBT Financial Corporation	113,985 common shares	**	$3,733,143

	American Funds	Growth Fund of America R5, 141,453 shares	**	4,298,762

	American Funds	EuroPacific Growth Fund Class R5, 67,961 shares	**	2,807,459

	Columbia Management	Columbia Acorn USA Fund, 50,924 shares	**	1,458,660

	Columbia Management	Columbia Dividend Income Fund, 117,097 shares	**	1,529,293

	Diamond Hill Funds	Diamond Hill Small Cap Fund, 52,329 shares	**	1,349,569

	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund, 25,843 shares	**	927,769

	Harbor Funds	Harbor Bond Fund, 323,121 shares	**	3,909,765

	T. Rowe Price	Mid Cap Growth Fund, 12,296 shares	**	721,781

	Vanguard	Money Market Fund	**	4,503,592

	Vanguard	Index 500 Signal Fund, 51,610 shares	**	4,938,002

				$30,177,795

*	Indicates a party in interest
**	The cost of participant-directed investments is not required to be disclosed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCBT N.A. Employees’ Savings Plan
(Name of Plan)

Date: June 28, 2011	/s/ Richard C. Mathis
Richard C. Mathis
SCBT Investment Committee

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith